UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Incorporation by reference

This report on Form 6-K is hereby incorporated by reference in the registration statement of Davis Commodities Limited on Form F-3 (File No. 333-286042) filed with the SEC on March 24, 2025, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation and Appointment of Independent Directors

On January 31, 2026, the Board of Directors (the “Board”) of Davis Commodities Limited (the “Company”) accepted the resignation of Mr. Wang Rui as a Non-Executive and Independent Director of the Company, including his roles as Chair of the Nominating and Corporate Governance Committee and as a member of the Audit Committee and the Compensation Committee, effective the same day (the “Resignation”). Mr. Wang resigned for personal reasons, and his resignation was not the result of any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies, or practices.

On January 31, 2026, the Board appointed Mr. Leyng Thai Weng as (i) an Independent and Non-Executive Director of the Company, (ii) a member of each of the Nominating and Corporate Governance Committee, the Audit Committee, and the Compensation Committee, and (iii) Chairperson of the Compensation Committee, replacing Mr. Long Jia Kwang, effective January 31, 2026. In addition, Mr. Long Jia Kwang was appointed Chairperson of the Nominating and Corporate Governance Committee, effective January 31, 2026 (collectively, the “Appointments”). The Company has determined that Mr. Leyng Thai Weng satisfies the “independence” requirements of the corporate governance rules of The Nasdaq Stock Market LLC and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Leyng Thai Weng, age 44, has served as a Non-Executive and Independent Director of the Company since January 31, 2026. He is a finance and accounting professional with over 18 years of experience in corporate finance and corporate governance for public and private companies. Since June 2023, Mr. Leyng has served as a senior officer of an SGX-listed company. Prior to that, he held director and senior management positions with several companies. Mr. Leyng is a member of the Malaysian Institute of Accountants. He received a Bachelor of Accounting from the University of Malaya in 2006 and a Master of Business Administration from Murdoch University in 2018.

Mr. Leyng Thai Weng does not have any family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: February 2, 2026	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairperson and Executive Director (Principal Executive Officer)

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